Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-85272, 33-94972, 333-87715, 333-39129, 333-41954, 333-54010, 333-59859, 333-63156, 333-100094, 333-113683, 333-119799, 333-128529, and 333-130419) and the Registration Statements on Form S-3 (Nos. 333-111527, 333-86072, and 333-120368) of Mattson Technology, Inc. of our report dated April 6, 2006, relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
April 6, 2006